[Letterhead of Luse Gorman Pomerenk & Schick P.C.]

(202) 274-2008	aschick@luselaw.com
November 9, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Todd K. Schiffman, Esq. Mail Stop 4720
Re:	OmniAmerican Bancorp, Inc. (Registration No. 333-161894) Registration Statement on Form S-1
Dear Mr. Schiffman:
     On behalf of OmniAmerican Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated November 6, 2009, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the previous filing. The Company wishes to have the registration statement declared effective as soon as possible. Accordingly, the Company is filing acceleration requests with the Amended Form S-1.
Pro Forma Data, page 47
1.	We note your revisions with respect to comment 8 of our letter dated October 9, 2009. Please expand your disclosure in footnote (5) revisions to include the actual calculations used to determine the number of shares outstanding for pro forma net income (loss) per share calculations. For instance, quantify the number of ESOP shares that have not been committed for release during the period and explain how that number was determined at different points in the offering range presented.

Footnote 5 of the pro forma data table for the six months ended June 30, 2009 and the year ended December 31, 2008 have been revised as requested.
Business of OmniAmerican Bank, page 79

Securities and Exchange Commission
November 9, 2009

Allowance for Loan Losses, page 98
2.	We note your response to comment 9 of our letter dated October 9, 2009, and your updated disclosures which appear to address the first two bullet points of our comment. However, we could only find limited disclosure which appears to address the third bullet point of our comment. Please revise to quantify the amount of collateral underlying your non-performing and impaired loans as of December 31, 2008 and June 30, 2009, and with respect to your significant non-homogenous loan balances please revise to explain how the fair value of the underlying collateral was determined (e.g. whether and how frequently a third party appraisal was obtained, whether your recorded and adjustments to the appraisals received, or whether other processes were used in the absence of an appraisal) and used in determining the specific component of your allowance for loan losses as of the end of the periods presented.

Disclosure has been added at page 101 of the prospectus as requested.

3.	We further note in your updated disclosures beginning on page 98 a listing of the factors you consider in evaluating your allowance for loan losses in addition to a listing of the qualitative factors you consider in determining the general component of the allowance for loan losses which follows. For any significant changes in the amount of your allowance for loan losses for the periods presented, please revise to provide enhanced quantitative and qualitative disclosures that bridge the gap between your observed changes in these factors, the consideration given to factors that significantly impacted your allowance, and the resulting amounts of specific and general allowance recorded at each period end.

Disclosure has been added beginning at page 103 of the prospectus describing the reasons for the significant changes in the allowance for loan losses at June 30, 2009 and December 31, 2008.
Financial Statements
4.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The Company acknowledges this comment.
Exhibit 23
5.	Please provide a current consent of the independent accountant in future amendments.

The current consent of the independent accountant is included in Exhibit 23.2 of the Amended Form S-1.

Securities and Exchange Commission
November 9, 2009

* * * * *
     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully, /s/ Alan Schick Alan Schick

Enclosures
cc:	Jessica Livingston, Esq. Babette Cooper, CPA Amit Pande, CPA John Nolan, CPA Tim Carter, President and Chief Executive Officer Eric Luse, Esq. James C. Stewart, Esq. Benjamin Azoff, Esq.